UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of January, 2011

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA CORP. ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

Beingjing, China (December 30, 2010) - China Mass Media Corp. (NYSE: CMM) (“China Mass Media” or the “Company”), a leading television advertising company in China, today announced that Mr. Eric Wang Lam Cheung resigned as chief financial officer of the Company, effective December 31, 2010, in order to pursue other interests.  Ms. Julie Zhili Sun, Vice President of Corporate Development, takes over as chief financial officer.

Ms. Sun is currently a director and vice president of the Company in charge of corporate development.  Prior to joining the Company in March 2008, Ms. Sun was a director of investment banking at Polaris Securities (Hong Kong) Limited, an associate director of corporate finance at HSBC and a senior associate at BNP Paribas Asia Limited. Ms. Sun received her master’s degree from the University of Houston and bachelor’s degree from Nanjing Normal University.

"Mr. Cheung joined our company in March 2008. We thank him sincerely for his service and contributions." said Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media.

Over the past three years, Mr. Cheung helped the Company complete its initial public offering on the New York Stock Exchange in August 2008 during a difficult time in the capital markets and built stronger financial reporting and internal control systems for the Company.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 482 minutes of advertising time slots per day on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has produced over 380 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals(R) International Television & Film Awards.

For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
V.P. Corporate Development
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@ChristensenIR.com

Jenny Wu
Phone: +852 6018 0753
Email: jwu@ChristensenIR.com

CHINA MASS MEDIA CORP.
(Registrant)

Date: January 4, 2011	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer